Todd E. Mason | 212 692 6731 | temason@mintz.com	Chrysler Center 666 Third Avenue New York, NY 10017 212-935-3000 212-983-3115 fax www.mintz.com
January 8, 2010
VIA EDGAR TRANSMISSION
Lyn Shenk, Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 6010
Washington, D.C. 20549

Re:	Aries Maritime Transport Limited Form 20-F for the fiscal year ended December 31, 2008 File No. 001-32520
Ladies and Gentlemen:
     On behalf of Aries Maritime Transport Limited (the “Company” or “Aries”), we respond as follows to the Staff’s legal comments dated December 30, 2009 relating to the above-captioned Form 20-F. Please note that on December 21, 2009 the Company changed its name to NewLead Holdings Ltd., but we continue to refer to it by its prior name herein to avoid confusion. Please note also that for the Staff’s convenience, we have recited the Staff’s comment and provided the Company’s response to such comment immediately thereafter.
Form 20-F for the fiscal year ended December 31, 2008
Note 21: Subsequent Events, Page F-29
1.	We note your response to our prior comment 4. Please clarify for us whether the vessels transferred from Grandunion on October 13th continue to be recorded at book value even after the change in basis of Aries’ financial statements.
Response: The Company confirms that the vessels transferred by Grandunion continue to be recorded at Grandunion’s book value subsequent to the transfer to the Company.
2.	Please tell us what consideration, if any, was given to Focus’s ability to obtain control of the company at any time, when completing the analysis provided in prior comment 4,
Response: Management considered the overall arrangement with Focus in the analysis provided to prior comment 4. In connection with the October 13th transaction, management is of the view that the substance of the arrangement with Focus is that Focus provided the additional debt financing to the Company. While the financing is in the form of convertible notes (the 7% Notes) that contain a beneficial conversion feature and could give Focus a controlling interest in Aries upon conversion, management believes the conversion of the notes has economic substance due to the preference and interest rate embedded in the 7% Notes and any
Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
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Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Securities and Exchange Commission
January 8, 2010

conversion should not be assumed in determining the accounting for the recapitalization of Aries. In the future, should Focus convert all or a portion of the 7% Notes, management will assess the accounting for the conversion at that time. On November 16, 2009, Focus converted $20 million 7% Notes into Common Shares which did not represent a controlling stake in the Company.
Closing Comments
     At the request of the Staff, the Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please do not hesitate to contact me directly should you require any further information with respect to this filing.

Very truly yours,
/s/ Todd E. Mason
Todd E. Mason